Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2021	As at June 30, 2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	139,127	223,485	3,007
Intangible assets	6	13,085	43,029	579
Property, plant and equipment	4	85,192	86,720	1,167
Right-of-Use assets	5	16,420	19,804	266
Financial assets
Derivative assets	17	16	17	^
Investments	8	10,576	11,024	148
Trade receivables		4,358	4,392	59
Other financial assets	11	6,088	8,248	111
Investments accounted for using the equity method		1,464	709	10
Deferred tax assets		1,664	2,743	37
Non-current tax assets		14,323	11,099	149
Other non-current assets	12	15,935	11,795	159

Total non-current assets		308,248	423,065	5,692

Inventories	9	1,064	945	13
Financial assets
Derivative assets	17	4,064	2,458	33
Investments	8	175,707	167,034	2,247
Cash and cash equivalents	10	169,793	140,617	1,892
Trade receivables		94,298	104,377	1,404
Unbilled receivables		27,124	33,663	453
Other financial assets	11	7,245	8,670	117
Contract assets		16,507	20,052	270
Current tax assets		2,461	4,587	62
Other current assets	12	24,923	25,966	349

Total current assets		523,186	508,369	6,840

TOTAL ASSETS		831,434	931,434	12,532

EQUITY
Share capital		10,958	10,958	147
Share premium		714	740	10
Retained earnings		466,692	498,003	6,700
Share-based payment reserve		3,071	3,884	52
SEZ Re-investment reserve		41,154	42,297	569
Other components of equity		30,506	33,785	455

Equity attributable to the equity holders of the Company		553,095	589,667	7,933
Non-controlling interests		1,498	1,095	15

TOTAL EQUITY		554,593	590,762	7,948

LIABILITIES
Financial liabilities
Loans and borrowings	13	7,458	55,392	745
Lease liabilities		13,513	15,862	213
Other financial liabilities	14	2,291	3,349	45
Deferred tax liabilities		4,633	14,367	193
Non-current tax liabilities		11,069	11,083	149
Other non-current liabilities	15	7,835	10,082	136
Provisions	16	2	1	^

Total non-current liabilities		46,801	110,136	1,481

Financial liabilities
Loans, borrowings and bank overdrafts	13	75,874	60,105	809
Derivative liabilities	17	1,070	1,218	16
Trade payables and accrued expenses		78,870	88,941	1,197
Lease liabilities		7,669	8,811	119
Other financial liabilities	14	1,470	4,091	55
Contract liabilities		22,535	21,153	286
Current tax liabilities		17,324	18,088	243
Other current liabilities	15	24,552	27,450	369
Provisions	16	676	679	9

Total current liabilities		230,040	230,536	3,103

TOTAL LIABILITIES		276,841	340,672	4,584

TOTAL EQUITY AND LIABILITIES		831,434	931,434	12,532

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and Managing Director
Firm Registration No: 117366W/W - 100018

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2020	2021	2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	149,131	182,524	2,456
Cost of revenues	21	(103,700)	(127,567)	(1,716)

Gross profit		45,431	54,957	740
Selling and marketing expenses	21	(9,789)	(13,017)	(175)
General and administrative expenses	21	(10,006)	(10,530)	(142)
Foreign exchange gains/(losses), net	23	1,205	1,160	16
Other operating income/(loss), net	26	97	2,150	29

Results from operating activities		26,938	34,720	468
Finance expenses	22	(1,299)	(746)	(10)
Finance and other income	23	5,281	4,619	62
Share of net profit of associates accounted for using the equity method		31	7	^

Profit before tax		30,951	38,600	520
Income tax expense	19	(6,838)	(6,225)	(84)

Profit for the period		24,113	32,375	436

Profit attributable to:
Equity holders of the Company		23,902	32,321	435
Non-controlling interests		211	54	1

Profit for the period		24,113	32,375	436

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		4.20	5.92	0.08
Diluted		4.19	5.90	0.08
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,693,348,171	5,462,996,981	5,462,996,981
Diluted		5,703,168,248	5,476,992,662	5,476,992,662

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2020	2021	2021
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	24,113	32,375	436
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	(291)	(935)	(13)
Net change in fair value of investment in equity instruments measured at fair value through OCI	460	2,588	35

	169	1,653	22

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	1,091	2,638	35
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	—	(32)	^
Net change in time value of option contracts designated as cash flow hedges	86	(13)	^
Net change in intrinsic value of option contracts designated as cash flow hedges	626	(178)	(2)
Net change in fair value of forward contracts designated as cash flow hedges	96	(725)	(10)
Net change in fair value of investment in debt instruments measured at fair value through OCI	2,921	(41)	(1)

	4,820	1,649	22

Total other comprehensive income, net of taxes	4,989	3,302	44

Total comprehensive income for the period	29,102	35,677	480

Total comprehensive income attributable to:
Equity holders of the Company	28,955	35,600	479
Non-controlling interests	147	77	1

	29,102	35,677	480

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves**
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the period
Profit for the period	—	—	—	23,902	—	—	—	—	—	23,902	211	24,113
Other comprehensive income	—	—		—	—	—	1,155	808	3,090	5,053	(64)	4,989

Total comprehensive income for the period	—	—	—	23,902	—	—	1,155	808	3,090	28,955	147	29,102

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options*	1,081,494	2	293	—	(293)	—	—	—	—	2	—	2
Issue of shares by controlled trust on exercise of options	—	—	—	83	(83)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	1	338	—	—	—	—	339	—	339
Transferred to Special economic zone reinvestment reserve	—	—	—	(5,430)	—	5,430	—	—	—	—	—	—
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(960)	(960)

Total transactions with owners of the Company	1,081,494	2	293	(5,346)	(38)	5,430	—	—	—	341	(960)	(619)

As at June 30, 2020	5,714,438,884	11,429	1,568	494,659	1,512	49,234	24,694	(1,507)	5,165	586,754	1,062	587,816

*

Includes 22,356,667 treasury shares held as at June 30, 2020 by a controlled trust. 389,414 shares have been transferred by the controlled trust to eligible employees on exercise of options during the three months ended June 30, 2020.

**	Refer to Note 18

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves**
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the period
Profit for the period	—	—	—	32,321	—	—	—	—	—	32,321	54	32,375
Other comprehensive income	—	—	—	—	—	—	2,583	(916)	1,612	3,279	23	3,302

Total comprehensive income for the period	—	—	—	32,321	—	—	2,583	(916)	1,612	35,600	77	35,677

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	101,334	^	26	—	(26)	—	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options *	—	—	—	132	(132)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	1	971	—	—	—	—	972	—	972
Transferred to Special economic zone reinvestment reserve	—	—	—	(1,143)	—	1,143	—	—	—	—	—	—
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Others	—	—	—	—	—	—	—	—	—	—	(38)	(38)

Total transactions with owners of the Company	101,334	—	26	(1,010)	813	1,143	—	—	—	972	(480)	492

As at June 30, 2021	5,479,239,889	10,958	740	498,003	3,884	42,297	25,519	814	7,452	589,667	1,095	590,762

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		147	10	6,700	52	569	344	11	100	7,933	15	7,948

^ Value is less than ₹ 1

*

Includes 18,725,758 treasury shares held as at June 30, 2021 by a controlled trust. 675,457 shares have been transferred by the controlled trust to eligible employees on exercise of options during the three months ended June 30, 2021.

**	Refer to Note 18

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2020	2021	2021
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the period	24,113	32,375	436
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/loss on sale of property, plant and equipment, net	12	(101)	(1)
Depreciation, amortization and impairment expense	6,154	8,390	113
Unrealized exchange gain, net and exchange gain on borrowings	(2,493)	(439)	(6)
Share-based compensation expense	360	971	13
Share of net profit of associates accounted for using equity method	(31)	(7)	^
Income tax expense	6,838	6,225	84
Finance and other income, net of finance expenses	(4,279)	(2,383)	(32)
Gain from sale of business and investment accounted for using the equity method	(97)	(2,150)	(29)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	11,651	(3,128)	(42)
Unbilled receivables and contract assets	1,411	(4,125)	(55)
Inventories	299	124	2
Other assets	192	3,017	41
Trade payables, accrued expenses, other liabilities and provisions	1,502	1,645	22
Contract liabilities	(507)	(1,744)	(23)

Cash generated from operating activities before taxes	45,125	38,670	523
Income taxes paid, net	(3,313)	(5,140)	(69)

Net cash generated from operating activities	41,812	33,530	454

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,257)	(4,630)	(62)
Proceeds from sale of property, plant and equipment	85	52	1
Purchase of investments	(261,826)	(250,673)	(3,372)
Proceeds from sale of investments	241,018	262,334	3,529
Payment for business acquisitions including deposits and escrow, net of cash acquired	—	(105,358)	(1,417)
Proceeds from sale of investment accounted for using the equity method	—	1,629	22
Interest received	5,573	4,138	56
Dividend received	—	2	^

Net cash used in investing activities	(19,407)	(92,506)	(1,243)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	2	^	^
Repayment of loans and borrowings	(24,638)	(113,471)	(1,527)
Proceeds from loans and borrowings	21,690	146,725	1,974
Repayment of lease liabilities	(2,320)	(2,349)	(32)
Interest and finance expenses paid	(850)	(1,372)	(18)
Payment of cash dividend to Non-controlling interests holders	(960)	(442)	(6)

Net cash (used in)/ generated from financing activities	(7,076)	29,091	391

Net increase/(decrease) in cash and cash equivalents during the period	15,329	(29,885)	(398)
Effect of exchange rate changes on cash and cash equivalents	(138)	795	11
Cash and cash equivalents at the beginning of the period	144,104	169,663	2,283

Cash and cash equivalents at the end of the period (Note 10)	159,295	140,573	1,896

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary

Membership No. 60408
Bengaluru
July 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on July 15, 2021.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2021. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2021.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months ended June 30, 2021, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 74.33 as published by Federal Reserve Board of Governors on June 30, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertain is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend lease is included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassesses the option upon occurrence of either a significant event or change in circumstances that are within the control of the lessee.

l)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

m)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transactions.

n)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2021, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2021.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2021:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The IASB issued Interest Rate Benchmark Reform (Phase 2), which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. The adoption of the amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 did not have any material impact on the interim condensed consolidated financial statements.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2021 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 37 on the consolidated financial statements.

IFRS 9 – Annual Improvements to IFRS Standards—2018-2020

On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018-2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. This amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IFRS 9 on the consolidated financial statements.

Amendment to IAS 1 – Presentation of Financial Statements

On February 12, 2021, the IASB amended IAS 1 “Presentation of Financial Statements”. The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The amendments also clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.

Amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

On February 12, 2021, the IASB amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 8 on the consolidated financial statements.

Amendments to IAS 12 – “Income Taxes”

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 12 on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Additions		—		479		3,761		549		—		4,789
Disposals		—		—		(1,064)		(23)		(3)		(1,090)
Translation adjustment		3		36		383		28		—		450

As at June 30, 2020	₹	3,764	₹	37,025	₹	103,775	₹	20,424	₹	805	₹	165,793
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Depreciation and impairment **		—		381		2,657		452		25		3,515
Disposals		—		—		(990)		(2)		(3)		(995)
Translation adjustment		—		13		273		17		—		303

As at June 30, 2020	₹	—	₹	8,342	₹	79,996	₹	14,608	₹	749	₹	103,695
Capital work-in-progress											₹	19,745

Net carrying value including Capital work-in-progress as at June 30, 2020											₹	81,843

Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Additions		107		3,569		14,362		1,958		9		20,005
Additions through Business combinations		—		—		27		57		—		84
Disposals		(58)		(765)		(4,532)		(1,218)		(398)		(6,971)
Translation adjustment		5		100		303		25		(1)		432

As at March 31, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Depreciation and impairment **		—		1,500		11,123		1,845		61		14,529
Disposals		—		(695)		(4,313)		(908)		(391)		(6,307)
Translation adjustment		—		32		174		11		—		217

As at March 31, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Capital work-in-progress											₹	19,309

Net carrying value including Capital work-in-progress as at March 31, 2021											₹	85,192

Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		—		129		3,420		350		1		3,900
Additions through Business combinations		—		—		289		334		2		625
Disposals		—		(181)		(134)		(304)		(47)		(666)
Translation adjustment		5		83		689		74		2		853

As at June 30, 2021	₹	3,820	₹	39,445	₹	115,119	₹	21,146	₹	376	₹	179,906
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		466		2,969		511		3		3,949
Disposals		—		(181)		(118)		(287)		(47)		(633)
Translation adjustment		—		37		502		56		2		597

As at June 30, 2021	₹	—	₹	9,107	₹	88,393	₹	15,369	₹	355	₹	113,224
Capital work-in-progress											₹	20,038

Net carrying value including Capital work-in-progress as at June 30, 2021											₹	86,720

*	Includes computer equipment and software.
**	Includes impairment charge on certain software platforms amounting to ₹ 194 and ₹ 285 for the three months ended June 30, 2020 and year ended March 31, 2021, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment *		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		—		742		66		4		812
Disposals		—		(12)		—		(18)		(30)
Translation adjustment		—		101		28		7		136

As at June 30, 2020	₹	2,003	₹	16,455	₹	4,330	₹	819	₹	23,607

Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		7		1,119		427		64		1,617
Disposals		—		(5)		—		(6)		(11)
Translation adjustment		—		29		10		3		42

As at June 30, 2020	₹	34	₹	5,071	₹	2,158	₹	326	₹	7,589

Net carrying value as at June 30, 2020									₹	16,018

Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		79		5,323		770		162		6,334
Additions through Business combinations		—		352		—		84		436
Disposals		—		(2,503)		(1,103)		(154)		(3,760)
Translation adjustment		—		48		15		8		71

As at March 31, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		28		4,487		1,465		285		6,265
Disposals		—		(1,703)		(1,023)		(119)		(2,845)
Translation adjustment		—		(9)		(6)		4		(11)

As at March 31, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350

Net carrying value as at March 31, 2021									₹	16,420

Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		—		2,063		383		35		2,481
Disposals		—		(828)		(539)		(30)		(1,397)
Additions through Business combinations		—		2,986		—		36		3,022
Translation adjustment		—		220		78		13		311

As at June 30, 2021	₹	2,082	₹	23,285	₹	3,840	₹	980	₹	30,187
Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		7		1,321		248		73		1,649
Disposals		—		(548)		(189)		(22)		(759)
Translation adjustment		—		92		46		5		143

As at June 30, 2021	₹	62	₹	7,568	₹	2,262	₹	491	₹	10,383

Net carrying value as at June 30, 2021									₹	19,804

*	Includes computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2021		June 30, 2021
Balance at the beginning of the period	₹	131,012	₹	139,127
Acquisition through business combinations* (Refer to Note 7)		9,472		82,310
Translation adjustment		(1,357)		2,048

Balance at the end of the period	₹	139,127	₹	223,485

*

Acquisition through business combinations for the year ended March 31, 2021 and three months ended June 30, 2021 is net of ₹ (72) and ₹ 57 towards changes in the purchase price allocation of acquisitions made during the year ended March 31, 2020 and 2021, respectively.

The movement in intangible assets is given below:

	Intangible assets
	Customer- related		Marketing- related		Total
Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Translation adjustment		158		(1)		157

As at June 30, 2020	₹	32,648	₹	6,697	₹	39,345
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Amortization		748		274		1,022
Translation adjustment		(2)		(2)		(4)

As at June 30, 2020	₹	18,644	₹	5,200	₹	23,844

Net carrying value as at June 30, 2020	₹	14,004	₹	1,497	₹	15,501

Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Acquisition through business combinations (Refer to Note 7)		2,460		828		3,288
Deductions/Adjustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(56)		(159)		(215)

As at March 31, 2021	₹	26,326	₹	1,611	₹	27,937
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Amortization and impairment *		5,060		1,548		6,608
Deductions/Adjustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(142)		(116)		(258)

As at March 31, 2021	₹	14,248	₹	604	₹	14,852

Net carrying value as at March 31, 2021	₹	12,078	₹	1,007	₹	13,085

Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations (Refer to Note 7)		24,392		8,083		32,475
Deductions/Adjustments		(556)		(215)		(771)
Translation adjustment		620		28		648

As at June 30, 2021	₹	50,782	₹	9,507	₹	60,289
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		2,546		246		2,792
Deductions/Adjustments		(556)		(215)		(771)
Translation adjustment		374		13		387

As at June 30, 2021	₹	16,612	₹	648	₹	17,260

Net carrying value as at June 30, 2021	₹	34,170	₹	8,859	₹	43,029

*

During the year ended March 31, 2021, change in business strategy of a customer led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognized on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the Company has recognized impairment charge ₹ 1,879 for the year ended March 31, 2021 respectively, as part of amortization and impairment.

*

Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 795 for the year ended March 31, 2021, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7.	Business combinations

Summary of acquisitions during the three months ended June 30, 2021 is given below:

On March 4, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Capco, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific, and its subsidiaries. The acquisition was consummated on April 29, 2021 and total cash consideration paid was ₹ 109,636. The following table presents the provisional purchase price allocation:

Description	Acquiree’s carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	4,326	₹	—	₹	4,326
Customer-related intangibles		—		24,392		24,392
Marketing-related intangibles		—		8,083		8,083
Deferred tax liabilities on intangible assets		—		(9,418)		(9,418)

Total	₹	4,326	₹	23,057	₹	27,383

Goodwill						82,253

Total purchase price					₹	109,636

The goodwill of ₹ 82,253 comprises value of acquired workforce and expected synergies arising from the business combinations. This acquisition will make the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco’s domain and consulting strength, clients will gain access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives.

Net assets acquired include ₹ 4,278 of cash and cash equivalents and trade receivables valued at ₹ 6,167.

Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The transaction costs of ₹ 358 related to the above acquisition has been included in general and administrative expenses in the interim condensed consolidated statement of income.

The acquired business contributed revenues of ₹ 11,558 and profit after taxes of ₹ 539 for the Company during the three months ended June 30, 2021.

If the acquisition had been consummated on April 1, 2021, management estimates that consolidated revenue for the Company would have been ₹ 187,653 and the profit after taxes would have been ₹ 32,523 for the three months ended June 30, 2021. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

8. Investments

	As at
	March 31, 2021		June 30, 2021
Non-current
Financial instruments at FVTPL
Equity instruments	₹	—	₹	377
Fixed maturity plan mutual funds		—		251
Financial instruments at FVTOCI
Equity instruments		10,572		9,790
Financial instruments at amortized cost
Inter corporate and term deposits *		4		606

	₹	10,576	₹	11,024
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	23,502	₹	30,186
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers and bonds		131,382		119,956
Financial instruments at amortized cost
Inter corporate and term deposits *		20,823		16,892

	₹	175,707	₹	167,034

	₹	186,283	₹	178,058

*

These deposits earn a fixed rate of interest. Term deposits include non-current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 2, and ₹ 619, respectively (March 31, 2021: Term deposits non-current of ₹ 4 and Term deposits current of ₹ 615).

9. Inventories

	As at
	March 31, 2021		June 30, 2021
Stores and spare parts	₹	127	₹	76
Finished and traded goods		937		869

	₹	1,064	₹	945

10.	Cash and cash equivalents

	As at
	March 31, 2021		June 30, 2021
Cash and bank balances	₹	68,842	₹	54,687
Demand deposits with banks *		100,951		85,930

	₹	169,793	₹	140,617

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	June 30, 2020		June 30, 2021
Cash and cash equivalents (as above)	₹	159,443	₹	140,617
Bank overdrafts		(148)		(44)

	₹	159,295	₹	140,573

11. Other financial assets

	As at
	March 31, 2021		June 30, 2021
Non-current
Security deposits	₹	1,477	₹	1,468
Interest receivables		1,139		1,139
Finance lease receivables		3,144		5,292
Others		328		349

	₹	6,088	₹	8,248
Current
Security deposits	₹	1,149	₹	1,255
Dues from officers and employees		411		638
Interest receivables		1,628		1,827
Finance lease receivables		3,438		4,241
Others		619		709

	₹	7,245	₹	8,670

	₹	13,333	₹	16,918

12. Other assets

	As at
	March 31, 2021		June 30, 2021
Non-current
Prepaid expenses	₹	3,417	₹	3,940
Costs to obtain contract*		3,413		3,540
Costs to fulfil contract**		337		330
Others (Refer to Note 31)		8,768		3,985

	₹	15,935	₹	11,795
Current
Prepaid expenses	₹	12,121	₹	15,291
Dues from officers and employees		105		70
Advance to suppliers		3,199		2,599
Balance with GST and other authorities		7,903		7,056
Costs to obtain contract*		759		830
Costs to fulfil contract**		53		53
Others		783		67

	₹	24,923	₹	25,966

	₹	40,858	₹	37,761

*	Costs to obtain contract amortization of ₹ 365 and ₹ 228 during the three months ended June 30, 2020 and 2021 respectively.
**	Costs to fulfil contract amortization of ₹ Nil and ₹ 13 during the three months ended June 30, 2020 and 2021 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2021		June 30, 2021
Borrowings from banks	₹	82,895	₹	59,928
Unsecured Notes 2026		—		55,245
Loans from institutions other than banks		307		280
Bank overdrafts		130		44

	₹	83,332	₹	115,497

Non-current		7,458		55,392
Current		75,874		60,105

On June 23, 2021, Wipro IT Services LLC, a wholly owned step down subsidiary of Wipro Limited, issued ₹ 55,744 (US$ 750 million) in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 500 (US$6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

14. Other financial liabilities

	As at
	March 31, 2021		June 30, 2021
Non-current
Contingent consideration	₹	2,158	₹	1,839
Advance from customers		123		106
Cash Settled ADS RSUs		7		10
Deposits and others		3		1,394

	₹	2,291	₹	3,349
Current
Contingent consideration	₹	135	₹	1,517
Advance from customers		496		1,068
Cash Settled ADS RSUs		24		18
Deposits and others		815		1,488

	₹	1,470	₹	4,091

	₹	3,761	₹	7,440

15. Other liabilities

	As at
	March 31, 2021		June 30, 2021
Non-current
Employee benefits obligations	₹	3,055	₹	5,644
Others		4,780		4,438

	₹	7,835	₹	10,082
Current
Statutory and other liabilities	₹	9,266	₹	9,661
Employee benefits obligations		14,401		17,124
Advance from customers		362		144
Others		523		521

	₹	24,552	₹	27,450

	₹	32,387	₹	37,532

16. Provisions

	As at
	March 31, 2021		June 30, 2021
Non-current
Provision for warranty	₹	2	₹	1

	₹	2	₹	1
Current
Provision for warranty	₹	213	₹	216
Others		463		463

	₹	676	₹	679

	₹	678	₹	680

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in millions)
	As at
	March 31, 2021				June 30, 2021
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,577	₹	2,293	US	D1,612	₹	1,060
		€109	₹	114		€109	₹	119
		£96	₹	(254)		£107	₹	(153)
	AUD	103	₹	(246)	AUD	103	₹	26
Range forward option contracts	USD	138	₹	385	USD	174	₹	104
		€20	₹	24		€20	₹	10
		£55	₹	(116)		£56	₹	(77)
	AUD	34	₹	(18)	AUD	39	₹	(2)
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,638	₹	480	USD	1,696	₹	(95)
		€99	₹	202		€107	₹	163
		£104	₹	98		£105	₹	58
	AUD	29	₹	11	AUD	35	₹	38
	SGD	9	₹	5	SGD	9	₹	4
	ZAR	22	₹	(1)	ZAR	22	₹	1
	CAD	30	₹	3	CAD	31	₹	12
	SAR	137	₹	(1)	SAR	57	₹	^
	PLN	8	₹	2	PLN	8	₹	1
	CHF	10	₹	13	CHF	8	₹	10
	QAR	15	₹	(6)	QAR	11	₹	(7)
	TRY	47	₹	42	TRY	30	₹	5
	NOK	4	₹	^	NOK	—	₹	—
	OMR	2	₹	(1)	OMR	2	₹	^
	SEK	42	₹	10	SEK	19	₹	^
	JPY	370	₹	6	JPY	—	₹	—
	DKK	—	₹	—	DKK	11	₹	2
Buy: Forward contracts	SEK	37	₹	(15)	SEK	38	₹	(6)
	DKK	45	₹	(12)	DKK	38	₹	(5)
	CHF	2	₹	(6)	CHF	2	₹	(5)
	RMB	30	₹	(2)	RMB	—	₹	—
	AED	9	₹	^	AED	19	₹	^
	JPY	—	₹	—	JPY	1,115	₹	(7)
	CNH	—	₹	—	CNH	71	₹	3
	NOK	—	₹	—	NOK	6	₹	(2)

			₹	3,010			₹	1,257

^	Value is less than ₹ 1.
*	USD 1,638 and USD 1,696 includes USD/PHP sell forward of USD 244 and USD 251 as at March 31, 2021 and June 30, 2021, respectively.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Three months ended June 30,
	2020		2021
Balance as at the beginning of the period	₹	(2,876)	₹	2,182
Deferred cancellation gain/(loss), net		112		—
Changes in fair value of effective portion of derivatives		146		(196)
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions *		743		(892)

Gain/(loss) on cash flow hedging derivatives, net	₹	1,001	₹	(1,088)

Balance as at the end of the period	₹	(1,875)	₹	1,094
Deferred tax thereon		368		(280)

Balance as at the end of the period, net of deferred tax	₹	(1,507)	₹	814

*

Includes net (gain)/loss reclassified to revenue of ₹ (955) and ₹ 1,200 for the three months ended June 30, 2020 and 2021, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 212 and ₹ (308) for the three months ended June 30, 2020 and 2021, respectively.

During the three months ended June 30, 2021, ₹ 7 relating to loss on ineffective portion of derivatives has been reclassified from other comprehensive income to interim condensed consolidated statement of income.

Apart from above, as at June 30, 2020 and 2021, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2021 and June 30, 2021, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plans, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in Non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2021								As at June 30, 2021
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,998	₹	—	₹	2,998	₹	—	₹	1,675	₹	—	₹	1,675	₹	—
Others		1,082		—		1,082		—		800		—		800		—
Investments:
Short-term mutual funds		23,502		23,502		—		—		30,186		30,186		—		—
Equity instruments		10,572		26		319		10,227		10,167		41		432		9,694
Non-convertible debentures, government securities, commercial papers and bonds		131,382		2,217		129,165		—		119,956		2,152		117,804		—
Fixed maturity plan mutual funds		—		—		—		—		251		—		251		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(816)	₹	—	₹	(816)	₹	—	₹	(581)	₹	—	₹	(581)	₹	—
Others		(254)		—		(254)		—		(637)		—		(637)		—
Contingent consideration		(2,293)		—		—		(2,293)		(3,356)		—		—		(3,356)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market and income approaches

Details of assets and liabilities considered under Level 3 classification

	As at
	March 31, 2021		June 30, 2021
Investment in equity instruments
Balance at the beginning of the period	₹	9,178	₹	10,227
Additions		1,575		2,069
Disposals		(1,256)		(5,662)
Transfers out of Level 3		(27)		—
Gain recognized in other comprehensive income		1,009		2,893
Translation adjustment		(252)		167

Balance at the end of the period	₹	10,227	₹	9,694

	As at
	March 31, 2021		June 30, 2021
Contingent consideration
Balance at the beginning of the period	₹	—	₹	(2,293)
Additions		(2,293)		—
Additions through business combinations		—		(940)
Finance expense recognized in statement of income		(25)		(45)
Translation adjustment		25		(78)

Balance at the end of the period	₹	(2,293)	₹	(3,356)

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Three months ended June 30,
	2020		2021
Balance at the beginning of the period	₹	23,539	₹	22,936
Translation difference related to foreign operations, net		1,155		2,615
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		—		(32)

Balance at the end of the period	₹	24,694	₹	25,519

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2020	₹	(1,120)	₹	2,386	₹	162	₹	647
Other comprehensive income		(291)		2,921		460		—
As at June 30, 2020	₹	(1,411)	₹	5,307	₹	622	₹	647
As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		(935)		(41)		2,588		—
As at June 30, 2021	₹	(1,832)	₹	4,196	₹	3,966	₹	1,122

19. Income taxes

	Three months ended June 30,
	2020		2021
Income tax expense as per the interim condensed consolidated statement of income	₹	6,838	₹	6,225
Income tax included in other comprehensive income on:
Gains on investment securities		646		387
Gains/(losses) on cash flow hedging derivatives		193		(172)
Remeasurements of the defined benefit plans		(73)		(322)

	₹	7,604	₹	6,118

Income tax expense consists of the following:

	Three months ended June 30,
	2020		2021
Current taxes
Domestic	₹	4,069	₹	12,148
Foreign		1,345		(5,407)

	₹	5,414		6,741
Deferred taxes
Domestic	₹	1,983	₹	236
Foreign		(559)		(752)

	₹	1,424	₹	(516)

	₹	6,838	₹	6,225

Income tax expenses are net of (provision recorded)/reversal of taxes pertaining to earlier periods, amounting to ₹ 1,112 and ₹ 2,767 for the three months ended June 30, 2020 and 2021 respectively. The reversal of ₹ 2,767 includes a reversal on account of closure of tax assessments of the Company for earlier years.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment, sector and contract-type. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended June 30, 2020 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	42,324	₹	43,823	₹	38,573	₹	20,003	₹	144,723	₹	—	₹	2,111	₹	146,834
Sale of products		—		—		—		—		—		2,297		—		2,297

	₹	42,324	₹	43,823	₹	38,573	₹	20,003	₹	144,723	₹	2,297	₹	2,111	₹	149,131

B. Revenue by sector
Banking, Financial Services and Insurance	₹	357	₹	25,591	₹	13,127	₹	5,360	₹	44,435
Health		15,523		9		2,811		1,270		19,613
Consumer		15,868		572		3,914		2,652		23,006
Communications		1,291		275		1,874		3,916		7,356
Energy, Natural Resources and Utilities		88		6,394		7,568		5,052		19,102
Manufacturing		60		5,786		5,130		738		11,714
Technology		9,137		5,196		4,149		1,015		19,497

	₹	42,324	₹	43,823	₹	38,573	₹	20,003	₹	144,723	₹	2,297	₹	2,111	₹	149,131

C. Revenue by nature of contract
Fixed price and volume based	₹	24,256	₹	27,376	₹	25,397	₹	13,347	₹	90,376	₹	—	₹	1,602	₹	91,978
Time and materials		18,068		16,447		13,176		6,656		54,347		—		509		54,856
Products		—		—		—		—		—		2,297		—		2,297

	₹	42,324	₹	43,823	₹	38,573	₹	20,003	₹	144,723	₹	2,297	₹	2,111	₹	149,131

Information on disaggregation of revenues for the three months ended June 30, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	49,411	₹	54,744	₹	54,064	₹	21,057	₹	179,276	₹	—	₹	1,937	₹	181,213
Sale of products		—		—		—		—		—		1,311		—		1,311

	₹	49,411	₹	54,744	₹	54,064	₹	21,057	₹	179,276	₹	1,311	₹	1,937	₹	182,524

B. Revenue by sector
Banking, Financial Services and Insurance	₹	598	₹	31,943	₹	20,765	₹	6,567	₹	59,873
Health		17,278		20		3,237		735		21,270
Consumer		20,143		575		7,619		2,725		31,062
Communications		2,015		302		2,875		3,893		9,085
Energy, Natural Resources and Utilities		169		9,409		9,237		4,733		23,548
Manufacturing		48		5,939		5,792		745		12,524
Technology		9,160		6,556		4,539		1,659		21,914

	₹	49,411	₹	54,744	₹	54,064	₹	21,057	₹	179,276	₹	1,311	₹	1,937	₹	182,524

C. Revenue by nature of contract
Fixed price and volume based	₹	27,006	₹	31,709	₹	33,524	₹	13,683	₹	105,922	₹	—	₹	1,665	₹	107,587
Time and materials		22,405		23,035		20,540		7,374		73,354		—		272		73,626
Products		—		—		—		—		—		1,311		—		1,311

	₹	49,411	₹	54,744	₹	54,064	₹	21,057	₹	179,276	₹	1,311	₹	1,937	₹	182,524

21. Expenses by nature

	Three months ended June 30,
	2020		2021
Employee compensation	₹	80,262	₹	102,711
Sub-contracting/ technical fees		21,218		24,619
Cost of hardware and software		2,009		1,568
Travel		1,290		1,435
Facility expenses		4,627		5,650
Depreciation, amortization and impairment*		6,154		8,390
Communication		1,354		1,516
Legal and professional fees		1,311		2,207
Rates, taxes and insurance		1,030		1,001
Marketing and brand building		129		425
Lifetime expected credit loss		1,589		(253)
Miscellaneous expenses**		2,522		1,845

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	123,495	₹	151,114

*	Depreciation, amortization and impairment includes impairment charge on certain software platforms amounting to ₹ 194 for the three months ended June 30, 2020.
**	Miscellaneous expenses for the three months ended June 30, 2020, includes an amount of ₹ 991 towards COVID-19 contributions.

22. Finance expenses

	Three months ended June 30,
	2020		2021
Interest expense	₹	1,002	₹	746
Exchange fluctuation loss on foreign currency borrowings		297		—

	₹	1,299	₹	746

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended June 30,
	2020		2021
Interest income	₹	4,853	₹	2,609
Dividend income		—		2
Exchange fluctuation gain on foreign currency borrowings		—		1,490
Net gain from investments classified as FVTPL		233		313
Net gain from investments classified as FVTOCI		195		205

Finance and other income	₹	5,281	₹	4,619

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	773	₹	(716)
Other foreign exchange gains/(losses), net		432		1,876

Foreign exchange gains/(losses), net	₹	1,205	₹	1,160

24. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended June 30,
	2020		2021
Profit attributable to equity holders of the Company	₹	23,902	₹	32,321
Weighted average number of equity shares outstanding		5,693,348,171		5,462,996,981

Basic earnings per share	₹	4.20	₹	5.92

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended June 30,
	2020		2021
Profit attributable to equity holders of the Company	₹	23,902	₹	32,321
Weighted average number of equity shares outstanding		5,693,348,171		5,462,996,981
Effect of dilutive equivalent share options		9,820,077		13,995,681

Weighted average number of equity shares for diluted earnings per share		5,703,168,248		5,476,992,662

Diluted earnings per share	₹	4.19	₹	5.90

25. Employee compensation

	Three months ended June 30,
	2020		2021
Salaries and bonus	₹	77,202	₹	98,199
Employee benefits plans
Gratuity and other defined benefit plans		500		647
Defined contribution plans		2,200		2,888
Share-based compensation*		360		977

	₹	80,262	₹	102,711

*	Includes ₹ 22 and ₹ 6 for the three months ended June 30, 2020, and 2021, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended June 30,
	2020		2021
Cost of revenues	₹	68,345	₹	87,692
Selling and marketing expenses		7,909		9,122
General and administrative expenses		4,008		5,897

	₹	80,262	₹	102,711

The Company has granted 38,454 options under RSU option plan during the three months ended June 30, 2021 (50,000 for the three months ended June 30, 2020); 516,842 options under ADS option plan during the three months ended June 30, 2021 (16,000 for the three months ended June 30, 2020).

The Company has also granted Nil Performance based stock options (RSU) during the three months ended June 30, 2021 (60,000 for the three months ended June 30, 2020); Nil Performance based stock options (ADS) during the three months ended June 30, 2021 (24,000 for the three months ended June 30, 2020).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26. Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ 97 for the three months ended June 30, 2020 has been recognized under other operating income/(loss), net.

During the three months ended June 30, 2021, as a result of acquisition by another investor, the Company sold its investment in Ensono Holdings, LLC for a consideration of ₹ 5,569 and recognized a cumulative gain of ₹ 1,240 (net of tax ₹ 425) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,220 for the three months ended June 30, 2021 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the three months ended June 30, 2021, as a result of acquisition of by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method, for a consideration of ₹ 1,629 and recognized a cumulative gain of ₹ 930 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

27. Commitments and contingencies

Capital commitments: As at March 31, 2021 and June 30, 2021 the Company had committed to spend ₹ 7,490 and ₹ 8,806 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2021 and June 30, 2021, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 17,128 and ₹ 17,515 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to Mar 31, 2016. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 80,032 and ₹ 80,961 are not acknowledged as debt as at March 31, 2021 and June 30, 2021, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 11,413 and ₹ 11,626 as of March 31, 2021 and June 30, 2021, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

The corresponding information for the three months ended June 30, 2020 has been re-stated to give effect to the above changes.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2020, is as follows:

	IT Services						IT Products		ISRE		Reconciling Items		Total
	Americas 1	Americas 2	Europe	APMEA	Total
Revenue	42,612	44,194	38,944	20,158	₹	145,908	₹	2,306	₹	2,111	₹	11	₹	150,336
Other operating income/(loss), net	—	—	—	—		97		—		—		—		97
Segment Result	6,504	10,422	7,547	2,546		27,019		123		(106)		(943)		26,093
Unallocated						748		—		—		—		748

Segment Result Total					₹	27,864	₹	123	₹	(106)	₹	(943)	₹	26,938
Finance expenses														(1,299)
Finance and other income														5,281
Share of net profit of associates accounted for using the equity method														31

Profit before tax													₹	30,951
Income tax expense														(6,838)

Profit for the period													₹	24,113

Depreciation, amortization and impairment													₹	6,154

Information on reportable segments for the three months ended June 30, 2021, is as follows:

	IT Services						IT Products		ISRE		Reconciling Items		Total
	Americas 1	Americas 2	Europe	APMEA	Total
Revenue	49,683	55,105	54,461	21,232	₹	180,481	₹	1,311	₹	1,937	₹	(45)	₹	183,684
Other operating income/(loss), net	—	—	—	—		2,150		—		—		—		2,150
Segment Result	9,379	11,350	8,325	3,066		32,120		(53)		475		(28)		32,514
Unallocated						56		—		—		—		56

Segment Result Total					₹	34,326	₹	(53)	₹	475	₹	(28)	₹	34,720
Finance expenses														(746)
Finance and other income														4,619
Share of net profit of associates accounted for using the equity method														7

Profit before tax													₹	38,600
Income tax expense														(6,225)

Profit for the period													₹	32,375

Depreciation, amortization and impairment													₹	8,390

Revenues from India, being Company’s country of domicile, is ₹ 7,014, and ₹ 6,141 for three months ended June 30, 2020 and 2021, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended June 30,
	2020		2021
United States of America	₹	82,434	₹	96,439
United Kingdom		15,942		22,867

	₹	98,376	₹	119,306

No customer individually accounted for more than 10% of the revenues during the three months ended June 30, 2020 and 2021.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)

Effective beginning of fiscal year ended March 31, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated based on the accelerated amortization as per IFRS 2. Segment information for the three months ended June 30, 2020 has been re-stated to give effect to these changes.

b)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

c)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues.

d)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

e)	During the three months ended June 30, 2020, the Company has contributed ₹ 991, respectively towards COVID-19 and is reported in Reconciling items.

f)	Other operating income/(loss) of ₹ 97 and ₹ 2,150 is included as part of IT Services segment results for three months ended June 30, 2020 and 2021 respectively. Refer to Note 26.

g)	IT Services segment results for the three months ended June 30, 2020, are after considering the impact of impairment charge of ₹ 194 and included under unallocated. Refer to Note 4 and 21.

h)	Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 360, and ₹ 977 for the three months ended June 30, 2020 and 2021, respectively.

29.	List of subsidiaries and investments accounted for using equity method as at June 30, 2021 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. **	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. **	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc**	USA

Wipro Overseas IT Services Private Limited			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel

		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited **	U.K.
		Wipro 4C Consulting France SAS	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l **	Luxembourg

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Philippines, Inc.			Philippines

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

Encore Theme Technologies Private Limited *			India

Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)			India

Capco Technologies Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 83.4% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 16.6% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc and Wipro Weare4C UK Limited, Cardinal US Holdings, Inc, Cardinal Foreign Holdings 2 S.á.r.l are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)***	Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil

Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy

Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.

Wipro Designit Services, Inc			USA
	Wipro Designit Services Limited		Ireland

Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE

Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV***	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil

Cardinal US Holdings, Inc			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA

***	Step Subsidiary details of The Capital Markets Company BV and Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC****	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Sweden AB		Sweden
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand

Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Metro Systems Romania S.R.L		Romania

**** Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

As at June 30, 2021, the Company held 43.7% interest in Drivestream Inc, accounted for using the equity method.

As at June 30, 2021, The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively in Capco (Canada) LP.

The list of controlled trusts are:

Name of the entity		Country of incorporation
Wipro Equity Reward Trust		India
Wipro Foundation		India

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

31.

As part of customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L, the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ₹ 5,110. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3“Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ₹ 4,705 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

32.

On April 1, 2021, the Company entered into a definitive agreement to acquire Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services for a total consideration of AUD 150 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending September 30, 2021.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 15, 2021